

November 17, 2014

<u>Via E-mail</u>
Atul Sabharwal
President
Snipp Interactive, Inc.
6708 Tulip Hill Terrace
Bethesda MD 20816

      Re: **Snipp Interactive, Inc.**
              Registration Statement on Form 20FR-12G
              Filed October 22, 2014
              File No. 000-55295

Dear Mr. Sabharwal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please supplementally provide to us third party support for your statements regarding the industry and market for mobile marketing and mobile promotions.

2.   It appears that you have changed your certifying accountant sometime after 2011. Since the former auditor issued an opinion on the 2011 financial statements, it appears that this change took place during your two most recent fiscal years and therefore the disclosures of Item 16F of the Form 20-F are required. Please revise for compliance with this Item.

Part 1

Item 3. Key Financial Information

Risk Factors, page 7

3.   Many of your risk factors, such as the risk factors on page 8, are very broad and could apply to other companies or even other industries. Please revise your risk factors to highlight how each risk specifically applies to the company and its industry. Provide specific facts to provide context to each risk.

Item 4. Information on the Company

Business Overview, page 16

4.   Please revise your disclosure to include all information required by Item 4 B of Form 20-F. For example, your current disclosure does not appear to address the principle markets in which you operate and the corresponding revenues, any seasonality of your business, or information regarding your competitive position in the market.

5.   Throughout the description of your business you refer to "solutions" that the company provides. Your use of the term "solutions" makes it difficult to understand what products and services you provide. Please use more concrete language to describe your business, products and services.

Item 5. Operating and Financial Review and Prospects, page 27

Results of Operations, page 27

6.   Please discuss how you generate revenues from your products and services. For example, discuss whether you are paid by campaign, through the licensing of your software platforms or through other methods. Then, discuss in more detail the reasons for the increases in revenues in each period.

Part III

Item 18. Financial Statements

11 Capital Stock, 94

Stock Options, page 95

7.   We note that in your table you present options with exercise prices of Canadian dollars and US dollars. Please revise to clearly disclose the currency the options were issued in.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Attorney-Advisor at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director